Exhibit 99.1

United Utilities appoints Non Executive Director.

United Utilities PLC today announces the appointment of Nick Salmon as a non-executive director with immediate effect.

Nick Salmon, 52, has been the Chief Executive of the Cookson Group plc since 2004. Prior to that, he was Executive Vice President of Alstom S.A. and ABB Alstom Power and previously Chief Executive of Babcock International Group PLC and a Director and General Manager of GEC’s power station projects division. He also worked for eleven years for China Light & Power in Hong Kong.

Announcing the appointment, United Utilities’ Chairman, Sir Richard Evans said: ‘Nick Salmon has had extensive experience in senior management roles within the energy infrastructure industry. We are delighted that he will be joining the board as a non-executive director’.

United Utilities’ A shares and ordinary shares trade on the London Stock Exchange and its ADRs, each equal to two ordinary shares, trade on the New York Stock Exchange under the Trading Symbol ‘UU’.